Klondex Mines Ltd.

Consolidated Financial Statements

Years ended December 31, 2013 and 2012

(Expressed in Canadian dollars)

Klondex Mines Ltd.

Consolidated Financial Statements
(Expressed in Canadian dollars)

December 31, 2013 and 2012

2

Management’s responsibility for financial reporting

These consolidated financial statements have been prepared by the management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments based on currently available information. A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management conducts ongoing reviews of these controls and reports on their findings to the Audit Committee.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board of Directors for approval.

The Company’s independent auditors conduct their audits in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

Paul Huet (sgd.),	Barry Dahl (sgd.),
President and Chief Executive Officer	Chief Financial Officer

3

March 28, 2014

Independent Auditor’s Report

To the Shareholders of Klondex Mines Ltd.

We have audited the accompanying consolidated financial statements of Klondex Mines Ltd., which comprise the consolidated statement of financial position as at December 31, 2013 and the consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C3S7
T: 604 806 7000, F : 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Klondex Mines Ltd. as at December 31, 2013 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

The consolidated financial statements of Klondex Mines Ltd. for the year ended December 31, 2012 were audited by another auditor who expressed an unmodified opinion on those financial statements dated March 26, 2013.

Chartered Accountants

CHARTERED ACCOUNTANTS MacKayLLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.mackay.ca

Independent Auditor's Report

To the Shareholders of
Klondex Mines Ltd.

We have audited the accompanying consolidated financial statements of Klondex Mines Ltd. and its subsidiary, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Klondex Mines Ltd. and its subsidiary asat December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt about the ability of Klondex Mines Ltd. to continue as a going concern.

“MacKayLLP”

Chartered Accountants
Vancouver, British Columbia
March 26, 2013

Klondex Mines Ltd.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at December 31,	2013	2012
Assets
Current assets
Cash	$13,509,155	$18,049,195
Receivables	49,260	17,292
Prepaid expenses and other	273,088	260,508
	13,831,503	18,326,995
Property and equipment (note 5)	2,153,523	1,051,834
Exploration and evaluation assets (note 6)	93,420,809	69,471,069
Reclamation bonds (note 7)	445,809	1,525,402
	$109,851,644	$90,375,300
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 8)	$5,795,512	$3,074,623
Due to related parties (note 9)	662,426	5,283
Loans payable (notes 10, 20)	7,000,000	12,431,293
	13,457,938	15,511,199
Derivative liability related to gold supply agreement (notes 11, 17)	8,763,304	-
Decommissioning provision (note 12)	1,193,628	593,541
	23,414,870	16,104,740
Shareholders’ Equity
Share capital (note 14)	111,596,460	92,085,867
Warrants (note 14)	992,693	992,693
Share-based payment reserve (note 14)	13,552,559	12,263,951
Retained Deficit	(43,950,683)	(29,829,892)
Accumulated other comprehensive income (loss)	4,245,745	(1,242,059)
	86,436,774	74,270,560
	$109,851,644	$90,375,300

Contingencies (note 19)
Subsequent events (note 20)

Approved on behalf of the Board of Directors:

Paul Huet (sgd.), Director	James Haggarty (sgd.), Director

The accompanying notes are an integral part of the consolidated financial statements
6

Klondex Mines Ltd.
Consolidated Statements of Loss
(Expressed in Canadian dollars)

For the year ended December 31,	2013	2012

Administrative expenses
Consulting fees	$231,887	$273,680
Depreciation	63,458	79,329
Legal, audit and accounting	419,745	416,352
Management fees (note 9)	1,817,510	889,826
Office and miscellaneous	265,011	211,318
Share-based payments (note 13)	1,096,007	858,422
Transfer agent and regulatory fees	100,770	140,805
Travel, accommodation and meetings	619,011	462,341
	4,613,399	3,332,073
Other (income) expense
Business combination costs	803,683	-
Disallowed HST input tax credits	-	137,953
Dissident shareholder expense	-	100,447
Loss on change in fair value of derivative	8,763,304	-
Other financial (income) loss	(59,595)	261,952

	14,120,791	3,832,425

Net loss for the year	(14,120,791)	(3,832,425)

Basic and diluted loss per share	$(0.21)	$(0.08)

Weighted average number of shares outstanding	66,240,800	49,017,490

The accompanying notes are an integral part of the consolidated financial statements
7

Klondex Mines Ltd.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

For the year ended December 31,	2013	2012

Net loss for the year	$(14,120,791)	$(3,832,425)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation difference	5,473,386	(676,859)
Unrealized loss on marketable securities	(5,213)	-
Impairment of marketable securities	19,631	(65,103)

	5,487,804	(741,962)

Comprehensive loss for the year	$(8,632,987)	$(4,574,387)

The accompanying notes are an integral part of the consolidated financial statements
8

Klondex Mines Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the year ended December 31,	2013	2012

Cash provided by (used in)

Operating activities
Loss for the year	$(14,120,791)	$(3,832,425)
Items not involving cash
Depreciation	63,458	79,329
Disallowed HST input tax credits	-	137,953
Unrealized foreign exchange losses (gains)	(33,497)	227,417
Write-off of marketable securities	19,631	-
Shares issued in settlement of dissident shareholder expense	-	100,447
Share-based payment	1,174,245	883,822
Change in fair value of derivative	8,763,304	-
Accretion on decommissioning provision	15,864	-

	(4,117,786)	(2,403,457)

Change in non-cash working capital
Receivables	(31,968)	64,507
Prepaid expenses	(11,716)	(61,467)
Accounts payable and accrued liabilities	380,011	153,544
Due to (from) related parties	657,143	(111,364)

	(3,124,316)	(2,358,237)

Investing activities
Purchase of property & equipment	(1,869,964)	(1,120,921)
Deferred exploration and evaluation	(23,044,588)	(19,113,980)
Proceeds from the sale of mineralized material	8,427,519	-
Reclamation bond recovered, net of collateral	1,146,489	-

	(15,340,544)	(20,234,901)

Financing activities
Issue of share capital	19,283,984	22,636,363
Jones Gable loan proceeds (repayment)	(1,561,746)	-
Senior unsecured loan proceeds	6,951,508	-
Gold loan proceeds (repayment)	(10,982,862)	(6,218,125)

	13,690,884	16,418,238

Effect of foreign exchange on cash balances	233,936	(327,607)

Net decrease in cash	(4,540,040)	(6,502,507)

Cash, beginning of year	18,049,195	24,551,702

Cash, end of year	$13,509,155	$18,049,195

Supplemental Cash Flow Information (note 15)

Interest paid	$282,582	$2,889,973

Income taxes paid	$-	$-

The accompanying notes are an integral part of the consolidated financial statements
9

Klondex Mines Ltd.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

						Accumulated
	Issued			Share-based		Other
				Payment		Comprehensive
	Shares	Share Capital	Warrants	Reserve	Retained Deficit	Income (Loss)	Total

Balance, December 31, 2011	46,418,323	$68,772,893	$992,693	$11,956,293	$(25,997,467)	$(500,097)	$55,224,315
Issued for cash
Private Placement	16,984,046	22,928,462	-	-	-	-	22,928,462
Exercise of options	860,000	1,075,750	-	-	-	-	1,075,750
Share issue costs	-	(1,367,849)	-	-	-	-	(1,367,849)
Fair value of compensation warrants	-	(327,586)	-	327,586	-	-	-
Fair value of options exercised	-	878,350	-	(878,350)	-	-	-
Shares issued for dissent shareholder expense	79,092	100,447	-	-	-	-	100,447
Shares issued for executive compensation	20,000	25,400	-	-	-	-	25,400
Share-based payment	-	-	-	858,422	-	-	858,422
Loss for the year	-	-	-	-	(3,832,425)	-	(3,832,425)
Unrealized loss on marketable securities	-	-	-	-	-	(65,103)	(65,103)
Exchange differences on translation from functional to presentation currency	-	-	-	-	-	(676,859)	(676,859)

Balance, December 31, 2012	64,361,461	92,085,867	992,693	12,263,951	(29,829,892)	(1,242,059)	74,270,560
Issued for cash
Short-term Prospectus	14,200,000	19,454,000	-	-	-	-	19,454,000
Exercise of options	120,000	106,000	-	-	-	-	106,000
Exercise of warrants	1,000,000	1,205,750	-	-	-	-	1,205,750
Share issue costs	-	(1,481,766)	-	-	-	-	(1,481,766)
Fair value of warrants – Loans	-	-	-	340,972	-	-	340,972
Fair value of warrants – Short-Form Prospectus	-	(159,111)	-	159,111	-	-	-
Fair value of options exercised	-	61,400	-	(61,400)	-	-	-
Fair value of warrants exercised		246,080		(246,080)	-	-	-
Shares issued for executive compensation	64,830	78,240	-	-	-	-	78,240
Share-based payment	-	-	-	1,096,005	-	-	1,096,005
Loss for the year	-	-	-	-	(14,120,791)	-	(14,120,791
Reallocation of ACOI on marketable securities	-	-	-	-	-	19,631	19,631
Unrealized loss on marketable securities	-	-	-	-	-	(5,213)	(5,213)
Exchange differences on translation from functional to presentation currency	-	-	-	-	-	5,473,386	5,473,386

Balance, December 31, 2013	79,746,291	$111,596,460	$992,693	$13,552,559	$(43,950,683)	$4,245,745	$86,436,774

The accompanying notes are an integral part of the consolidated financial statements
10

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

1.	Nature of Operations and Liquidity Risk

Klondex Mines Ltd. (the “Company“) is in the business of acquiring, owning, exploiting, developing and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company has interests in the Fire Creek project and other properties located in the State of Nevada, USA.

As at December 31, 2013, the Company has working capital of $373,565 principally due to the acceleration of loans payable as described in notes 10 and 20. Subsequent to the year end, the Company entered into financing transactions to fund the purchase of the Midas Mine and Mill from Newmont USA Limited (“Newmont”) and to meet the Company’s continuing working capital requirements.

The Company was incorporated on August 25, 1971 under the laws at British Columbia, Canada and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “KDX”. The Company’s registered office is located at Suite 304, 595 Howe St, Vancouver, BC V6C 2T5.

2.	Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

The Board of Directors approved the consolidated financial statements on March 28, 2014.

Principles of consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Klondex Gold and Silver Mining Co. (“Klondex Gold”), a Nevada State, U.S.A. corporation. All inter-company transactions have been eliminated.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Property and equipment

Property and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

11

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

The cost of major overhauls of parts of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Depreciation on property and equipment is calculated using the declining-balance method at the rates below for each asset category:

Asset Category
Equipment	30%
Furniture & Fixtures	20%

Total depreciation for the year ended December 31, 2013 was $895,473 (2012 - $450,134), of which $832,015 (2012 - $371,559) was included in exploration and evaluation assets.

Exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities, including borrowing costs related to the acquisition, construction, or production of qualifying assets, are capitalized to exploration and evaluation assets.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Once an economically viable and technically feasible reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property and equipment.

Subsequent recovery of the resulting carrying value depends on successful development of the project. If put into production, the costs of acquisition and exploration will be amortized over the life of the property, based on estimated resources. If a project does not prove viable, unrecoverable costs associated with the project are written off.

Proceeds from the sale of mineralized material during the exploration and evaluation stage are offset against the capitalized costs of the related project area.

Impairment of long-lived assets

Management evaluates long-lived assets at least annually for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in income to the extent that the carrying amount exceeds the recoverable amount.

12

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

Decommissioning provision

The Company records a liability based on management’s estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate and the liability is recognized at the time environmental disturbance occurs. The resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows, based on engineering and environmental reports prepared by third party industry specialists, discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. The provision is reviewed at each balance sheet date for changes to obligations, discount rates or lives of operations.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other directly related share issue costs arising on the issue of the Company’s shares are charged directly to share capital.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants.

Share-based payments

The Company accounts for stock options granted to directors, officers, employees and nonemployees at fair value. The fair value of the options at the date of the grant is determined using the Black-Scholes option pricing model and share-based payments are accrued and charged to operations, with an offsetting credit to share-based payment reserve, over the vesting periods.

The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

13

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

If and when the stock options are exercised, the applicable amounts of share-based payment reserve are transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to available information.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

The Company uses the treasury stock method of calculating diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options and warrants had an anti-dilutive impact in 2013 and 2012.

Foreign currency translation

The functional currency of each of the parent Company and its subsidiary is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollars which is the parent company’s functional and presentation currency. The functional currency of the subsidiary is the United States dollar (“US$”).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Parent and Subsidiary Companies (Group)

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

- assets and liabilities are translated at period-end exchange rates; and
- income and expenses are translated at average exchange rates for the period.

Exchange differences arising on translation of foreign operations are recognized initially in the foreign currency translation reserve. These differences are transferred to the profit or loss in the period in which the operation is disposed of.

Financial instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following categories: available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

14

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. Regular way purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date.

Financial assets classified as loans and receivables are measured at amortized cost. The Company’s cash and cash equivalents, receivables, and reclamation bonds are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company’s marketable securities are classified as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as FVTPL unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss.

Derivatives

Financial assets and liabilities classified as derivatives include financial instruments that do not qualify as hedges. Derivatives are measured at fair value each reporting period with unrealized gains and losses recorded in the consolidated statements of loss in the period of valuation. See notes 11 and 17.

3.	Significant Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

15

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

Significant areas where judgment is applied apart from those involving estimates are:

•

The analysis of the functional currency for each entity of the Company. The functional currency is the currency of the primary economic environment in which the entity operates. The Company reconsiders the functional currency if there is a change in conditions used to determine the economic environment.

•

The Company's exploration and evaluation assets are evaluated every reporting period to determine whether there are any indications of impairment. The evaluation for indications of impairment includes consideration of both external and internal sources of information, including such factors as market and economic conditions, gold prices, future plans for the Company’s mineral properties and mineral resources and/or reserve estimates.

•

The determination of the point in time that an economic feasibility study has established the presence of resources and the property is considered to be a mine under development and is reclassified to construction in progress within property and equipment.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the estimates used in estimating the fair value of the derivative liability;
•	the estimated useful lives of property and equipment;
•	the inputs used in accounting for share-based payments and for brokers warrants; and
•	the inputs used in determining the net present value of the liability for decommissioning provision.

4.	Recent Accounting Pronouncements

The following standards and interpretations came into effect on January 1, 2013:

IFRS 10 - ‘Consolidated Financial Statements’

This standard replaces part of IAS 27: ‘Consolidated and Separated Financial Statements’. This new standard introduces a new definition of control that determines which entities are consolidated.

IFRS 11 - ‘Joint Arrangements’

This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

IFRS 12 - ‘Disclosure of Involvement with Other Entities’

This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 - ‘Fair Value Measurement’

This standard establishes a single source of guidance for determining the fair value of assets and liabilities.

16

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

IAS 1 – ‘Presentation of Financial Statements’

The amendment to IAS 1, Presentation of Financial Statements, requires entities to separate items presented in OCI into two groups based on whether or not items may be recycled in the future.

The adoption of the above standards did not have a material impact on these consolidated financial statements.

5.	Property and Equipment

		Furniture &
	Equipment	Fixtures	Total
Cost
As at December 31, 2011	$584,814	12,115	596,929
Additions	1,116,974	3,952	1,120,926
Foreign exchange	(15,620)	(269)	(15,889)
As at December 31, 2012	1,686,168	15,798	1,701,966
Additions	1,850,040	19,924	1,869,964
Foreign exchange	192,499	1,382	193,881
As at December 31, 2013	$3,728,707	37,104	3,765,811

		Furniture &
	Equipment	Fixtures	Total
Accumulated depreciation
As at December 31, 2011	$198,263	6,433	204,696
Depreciation	448,229	1,905	450,134
Foreign exchange	(4,554)	(144)	(4,698)
As at December 31, 2012	641,938	8,194	650,132
Depreciation	889,915	5,558	895,473
Foreign exchange	66,006	677	66,683
As at December 31, 2013	$1,597,859	14,429	1,612,288

		Furniture &
	Equipment	Fixtures	Total
Net book value
As at December 31, 2012	$1,044,230	7,604	1,051,834
As at December 31, 2013	$2,130,848	22,675	2,153,523

17

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

6.	Exploration and Evaluation Assets

	a)	Fire Creek Gold Properties, Lander County, Nevada, U.S.A.

The Company has a 100% ownership interest in this land block, which is made up of 484 claims.

The following is a summary of project costs capitalized to exploration and evaluation assets from January 1, 2012 to December 31, 2013.

For the year ended December 31,	2013	2012

Balance, beginning of year	$69,471,069	$43,924,899

Exploration and evaluation costs	12,557,621	14,840,594
Contract underground exploration and evaluation costs	12,154,647	10,892,564
Environmental and economic assessment costs	1,582,443	870,083
Other capital costs	775,189	-
Sale of mineralized material	(8,427,519)	-

Foreign exchange translation	5,307,359	(1,057,071)

Balance, end of year	$93,420,809	$69,471,069

b)	Lander and Eureka Counties, Nevada

On July 31, 2013 (the “Effective Date”), the Company and Fire Creek Lands, LLC (the “Optionor”) reached a mining lease agreement in respect of projects in Lander and Eureka Counties, Nevada. The agreement calls for the following minimum rental payments:

Date	Payment Amount
Upon Execution	$1,000
January 2, 2014 (paid subsequent to the yearend)	$49,000
Payments per annum:
First through ninth anniversary of the Effective Date	$50,000
Tenth through nineteenth anniversary of the Effective Date	$60,000
Twentieth through twenty-ninth anniversary of the Effective Date	$70,000
Thirtieth through thirty-ninth anniversary of the Effective Date	$80,000
Increasing by $10,000 on each subsequent ten-year renewal period

In addition, the Company shall pay to the Optionor a 3% production royalty based on the Net Smelter Returns from the production of minerals from the property.

During the year ended December 31, 2013, the Company did not conduct any exploration activities on the Lander and Eureka Counties, except for the rental payments.

7.	Reclamation Bonds

In the year ended December 31, 2012, the Company posted non-interest bearing bonds totalling US$1,676,605 with the Bureau of Land Management (“BLM”) in the State of Nevada as security for these reclamation requirements.

18

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

During the year ended December 31, 2013, an insurance company issued an assurance bond to the BLM for US$1,676,605 on behalf of the Company and the Company received the cash bond back from the BLM for the full amount. The Company transferred 25% (US$419,151) as trust collateral. In addition, the Company must pay an annual 2% premium (2013-US$33,532) on the face value of the original bond.

8.	Accounts Payable and Accrued Liabilities

As At December 31	2013	2012

Trade accounts payable	$4,189,643	$2,908,932
Accrued liabilities	981,047	117,244
Interest payable	624,822	48,447
	$5,795,512	$3,074,623

9.	Related Party Transactions

Amounts owing to directors and officers of $662,426 (December 31, 2012 - $5,283) are non-interest bearing, unsecured, and payable upon demand.

The Company’s directors and officers are considered key management personnel and their compensation comprises the following:

As at December 31	2013	2012

Salaries, bonuses and fees paid to directors and officers	$1,817,510	$889,826
Share-based payments incurred with directors and officers	801,062	807,076
Consulting fees paid to a former officer	63,037	137,418
	$2,681,609	$1,834,320

10.	Loans Payable

As at December 31		2013	2012

Jones Gable loan	(a)	$-	$1,552,603
K2 loan	(b)	-	-
Senior unsecured loan	(c)	7,000,000	-
Gold loan	(d)	-	10,878,690

Current portion		$7,000,000	$12,431,293

(a)	Jones Gable loan

In fiscal 2010, the Company secured a loan facility for $1,413,824 (US$1,421,500) bearing interest at 6% per annum and maturing on May 31, 2011. This loan was collateralized by all assets of the Company excluding the exploration and evaluation assets.

On March 29, 2011, the Company restructured the loan facility to $1,604,648 (US$1,580,000). The maturity date was extended to March 29, 2013, with interest at 12% per annum to be paid semi-annually. All interest incurred was charged to borrowing cost under exploration and evaluation assets.

19

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

On July 18 2013, the Company and the lender agreed to increase the principal to US$1,610,000 and to extend the maturity date to November 30, 2013 (the "Extension").

On July 24, 2013, the Company drew down on a new bridge loan facility of $400,000 advanced by the same lender. The loan was evidenced by a promissory note bearing interest at a rate of 1% per 30 day period.

Both loans contain provisions for additional interest payments in the event that certain minimum payments were not made during the term of the loans. The loans were guaranteed and secured against the personal property of the US subsidiary.

In connection with the loans and the Extension, the Company issued 500,000 warrants to the lender, entitling the holder to purchase one common share of the Company at a price of $1.22, for a period of one year following its date of issue. On December 27, 2013, the lender exercised the 500,000 warrants for gross proceeds of $610,750. See note 13(b).

On October 17, 2013, the Company paid off the Jones Gable loan in full.

(b)	K2 loan

On July 17, 2013, the Company obtained and drew down on a bridge loan facility of $1,999,999 advanced by K2 Principal Fund LP (“K2”).

The loan was evidenced by a promissory note bearing interest at the rate of 1% per 30-day period and matured on November 30, 2013, with provisions for additional interest payments in the event that certain minimum payments are not made during the term of the loan. The loan was guaranteed and secured against the property of the US subsidiary.

In connection with the loan, the Company issued 500,000 warrants to K2, entitling the holder to purchase one common share of the Company at a price of $1.19 for a period of one year following its date of issue. On September 24, 2013, the 500,000 warrants were exercised for gross proceeds of $595,000.

On October 17, 2013, the Company paid off the K2 loan in full.

(c)	Senior unsecured loan

On January 4, 2013, the Company completed a $7,000,000 placement of 9% Senior Unsecured Notes (“Notes”) due January 5, 2015, which were issued to investors at 98% of the principal amount. Investors in the Notes offering received a total of 525,000 warrants, each entitling the purchase of one common share at a price of $1.55 for a period of 18 months following their date of issue. The warrants are callable by the Company if the common shares close above $2.79 for 20 consecutive days.

The Company had the option to repay the loan early at an amount of 102.5% plus any unpaid accrued interest.

As at December 31, 2013, the Company recorded interest payable of $624,822 (December 31, 2012 - $Nil) and subsequently paid the interest on January 6, 2014. At December 31, 2013, the Company accelerated the accretion of all warrants and borrowing costs and reclassified the full face value of the Notes ($7,000,000) as a current liability. On February 11, 2014, the Company paid the loan in full, including the 2.5% penalty for early repayment. See note 20.

20

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

(d)	Gold loan

On April 6, 2011 the Company drew down US$10,000,000 on the first tranche of a US$20 million gold-backed debt facility (the “Facility”) to fund its underground development and bulk sampling program at its Fire Creek property. The Facility is funded by Waterton Global Value, L.P. The Facility bears interest at 9% per annum and consisted of three drawdowns commencing with US$10,000,000 at closing and two subsequent drawdowns of US$5,000,000 each conditioned on the achievement of certain development milestones. The second tranche of US$5,000,000 was drawn down on October 5, 2011.

At December 31, 2012, the Company accelerated the accretion of all borrowing costs and reclassified the full face value of the gold loan payable (US$10,934,456) as a current liability. The loan was repaid in full on January 4, 2013.

11.	Derivative

On March 31, 2011 in connection with the gold loan payable (note 10), the Company additionally entered into a gold supply agreement. Pursuant to this agreement the Company agrees to grant to the Buyer the right to purchase the refined gold bullion during the Term subject to the terms and conditions of the agreement from the Fire Creek Project for the five year period from the last day of February 2013. If the Company has not delivered an aggregate of 150,000 ounces by February 28, 2018 the term will be extended until an aggregate of 185,000 ounces have been delivered. The purchase price during the bulk sampling period which ended May 31, 2013 was the prior day price (as defined) less a 1% discount, and after completion of the bulk sampling period the purchase price will be the average settlement price of gold on the LBMA, PM Fix for the 30 trading days immediately preceding the relevant pricing date. A 1% discount is applicable through February 29, 2016. If the price per ounce is less than US$900 at any time the discount will be nil.

During the year ended December 31, 2013, the Company received US$2,568,087 for 1,942 ounces of gold as per the above agreement.

The Company has classified this agreement as a derivative instrument measured at fair value in the consolidated statements of financial position. During the year ended December 31, 2013, the Company recorded a loss on the change in fair value of the derivative of $8,763,304. See note 17.

12.	Decommissioning Provision

On December 31, 2013, the estimated fair value of the liability for decommissioning provision is $1,193,628 (US$1,122,252); 2012 – $593,541 (US$596,584). The Company’s decommissioning provision is the result of drilling activities, underground tunneling, and other mine development activities at the Fire Creek Gold properties. The Company estimated its decommissioning provision at December 31, 2013 based on a risk-free discount rate of 3.10% (2012 – 2.50%) and an inflation rate of 1.46% (2012 – 2.07%). Decommissioning is expected to occur in 2019.

	2013	2012
Balance at January 1	$593,541	$494,051
Change in provision	584,223	94,490
Accretion	15,864	-
Balance at December 31	$1,193,628	$593,541

13.	Income Taxes

	(a)	The Company reported current and deferred income tax expense of Nil during the years ended December 31, 2013 and 2012 in the consolidated statements of loss.

21

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

(b)	The income tax expense differs from that computed by applying the applicable Canadian federal and provincial statutory rates before taxes as follows:

	2013	2012
Income before income taxes	$(14,120,791)	$(3,832,425)
Applicable statutory rate	25.75%	25.00%

Income tax expense at statutory rate	(3,636,104)	(958,106)
Increase (decrease) attributable to:
Warrant expiration	253,941	-
Share-based compensation	282,222	214,605
Taxable and non-deductible items	2,617	137,226
Rate differential due to foreign operations	(1,045,341)	(55,210)
Change in deferred tax assets not recognized	4,142,665	661,485

Income tax expense	$-	$-
Effective tax rate	0%	0%

The applicable tax rate in Canada for the year ended December 31, 2013 was 25.75% which reflects the legislated provincial tax rate increase from the prior year rate of 25.00%.

(c)	The significant components of the Company’s deferred income tax assets (liabilities), without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	2013	2012
Deferred income tax assets
Capital and non-capital income tax losses
carried forward	$4,413,160	$3,751,571
Derivative	3,063,575	-
Other	1,487,909	1,070,410

Total deferred income tax assets	8,964,644	4,821,981
Deferred tax assets not recognized	(8,964,644)	(4,821,981)
Net deferred income tax assets	$-	$-

In December 2013, the Company recognized a deferred tax asset of $24,000 related to the net operating losses (“NOL’s”) from prior years of its subsidiary, Klondex Gold, which were not previously recognized as the utilizations of the NOL’s become probable. On the statement of financial position, deferred tax assets and liabilities have been offset where they relate to income taxes within the same taxation jurisdiction and where the Company has the legal right and intent to offset.

As at December 31, 2013, the Company and its subsidiaries had available Canadian operating loss carry forwards of $8,393,000 which expire between the years 2015 and 2033 and U.S. operating loss carry forwards of US$5,993,000 which expire between 2019 and 2032.

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been recognized. The tax benefits not recognized reflect management’s assessment regarding the future realization of Canadian and foreign tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2013.

22

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

14.	Share Capital

	a)	Common shares: unlimited common shares with no par value

	b)	Warrants outstanding

A summary of the Company’s outstanding share purchase warrants at December 31, 2013 and 2012 and the changes during the years then ended is presented below:

	Number of	Weighted average
	warrants	exercise price
Outstanding and exercisable at December 31, 2011	7,594,784	$3.2500
Financing
Warrants issued for private placement	8,492,023	1.7500
Brokers’ warrants	1,019,042	1.3500
Outstanding and exercisable at December 31, 2012	17,105,849	2.3900
Financing
Warrants issued for Jones Gable bridge loan agreement	500,000	1.2215
Warrants issued for K2 bridge loan agreement	500,000	1.1900
Warrants issued for Senior Unsecured Debt	525,000	1.5500
Brokers’ warrants for Short-form Prospectus	568,000	1.4300
Warrants exercised	(1,000,000)	1.2050
Warrants expired	(5,330,700)	3.5000
Brokers’ warrants expired	(564,084)	2.5000
Outstanding and exercisable at December 31, 2013	12,304,065	$1.8000

The fair value for the 8,492,023 warrants issued during fiscal 2012 was determined to be Nil using the residual method.

The fair value for the 1,019,042 brokers’ warrants issued during fiscal 2012 was determined to be $327,586 using the Black-Scholes option-pricing model.

The fair value for the warrants was determined using the Black-Scholes option-pricing model with the following assumptions:

	16-Oct-13	25-Jul-13	17-Jul-13	04-Jan-13
Number of warrants	568,000	500,000	500,000	525,000
Risk-free interest rate	1.11%	1.15%	1.12%	1.14%
Expected life	2 years	1 year	1 year	1.5 years
Expected volatility	35%	49.88%	49.95%	44.65%
Expected dividend yield	-	-	-	-
Call option value	$ 0.28	$0.23	$0.25	$0.18

23

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

At December 31, 2013, there were 12,304,065 outstanding share purchase warrants entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Shares	Exercise Price	Expiry Date
1,019,042	$ 1.35	May 20, 2014
525,000	$ 1.55	July 4, 2014
8,492,023	$ 1.75	November 20, 2014
1,400,000	$ 2.76	April 6, 2015
300,000	$ 2.49	October 4, 2015
568,000	$ 1.43	October 16, 2015

12,304,065

c)	Options outstanding

The Company has adopted an incentive stock option plan (the “Plan”). The essential elements of the Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 15% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years. The exercise price of options granted under the Plan will not be less than the 5 day Volume Weighted Average Price (VWAP) of the common shares at the date of grant. The vesting periods of options granted under the plan may vary at the discretion of the Plan Administrator.

A summary of the Company’s outstanding stock options as of December 31, 2013 and 2012 and the changes during the years then ended is presented below:

		Weighted
	Number of	average
	options	exercise price

Outstanding at December 31, 2011	5,066,896	$1.58
Options granted	1,850,000	1.33
Options exercised	(860,000)	1.25
Options expired	(833,000)	2.40
Options cancelled	(529,000)	2.10
Outstanding at December 31, 2012	4,694,896	1.34
Options granted	3,174,708	1.42
Options exercised	(120,000)	0.88
Options expired	(418,000)	1.41
Options cancelled	(1,850,846)	1.28

Outstanding at December 31, 2013	5,480,758	$1.41

24

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

A summary of the Company’s outstanding stock options as of December 31, 2013 is presented below:

		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price per	options	contractual	exercise	options	exercise
share	outstanding	life	price	exercisable	price
$1.00 - $1.49	3,433,258	2.66	$1.30	2,648,452	$1.29
$1.50 - $1.99	1,922,500	2.65	$1.54	760,834	$1.55
$2.00 - $2.49	-	-	-	-	-
$2.50 - $3.00	125,000	2.04	$2.53	125,000	$2.53
$1.00 - $3.00	5,480,758	2.64	$1.41	3,534,286	$1.41

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2013	2012

Estimated life	2.3 years	3 years
Risk free interest rate	1.24%	1.22%
Volatility	44.32%	51.98%
Forfeiture rate	-	-

The estimated volatility was determined based on the historical share price volatility over the past 3 years.

15.	Supplemental Cash Flow Information

The following non-cash transactions were recorded during the year ended:

December 31,	2013	2012

Investing activities
Accounts payable related to exploration and evaluation assets	$4,179,438	$2,650,306
Change in decommissioning provision	584,223	-
Financing activities
Shares issued for dissident shareholder expense	-	100,447
Shares issued for executive compensation	78,240	25,400
Share issue costs paid by warrants	500,083	327,586

25

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

16.	Geographical Information

The Company’s business of exploration and development of exploration and evaluation assets is considered as operating in one segment. The geographical division of the Company’s assets and net loss is as follows:

Net loss by geography	Year ended December 31, 2013
	Canada	United States	Total
General and administration	$(2,722,802)	$(2,682,868)	$(5,405,670)
Loss on change in fair value of derivative	-	(8,763,304)	(8,763,304)
Other financial income	63,914	(15,731)	48,183

	$(2,658,888)	$(11,461,903)	$(14,120,791)

Net loss by geography	Year ended December 31, 2012
	Canada	United States	Total
General and administration	$(2,422,099)	$(1,148,374)	$(3,570,473)

Other financial income (loss)	(262,290)	338	(261,952)

	$(2,684,389)	$(1,148,036)	$(3,832,425)

Assets by geography	December 31, 2013
	Canada	United States	Total
Current assets	$12,747,256	$1,084,247	$13,831,503
Non-current assets	6,156	96,013,985	96,020,141
Total assets	$12,753,412	$97,098,232	$109,851,644

Assets by geography	December 31, 2012
	Canada	United States	Total
Current assets	$17,447,070	$879,925	$18,326,995
Non-current assets	5,991	72,042,314	72,048,305
Total assets	$17,453,061	$72,922,239	$90,375,300

17.	Financial Instruments

	a)	Credit risk

Credit risk arises from the non-performance by counter parties of contractual financial obligations. The Company maintains its cash with major banks and financial institutions. The Company manages credit risk for trade receivables through credit monitoring processes and by trading with highly rated parties for the sale of metal. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

26

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

b)	Interest rate risk

Included in the loss for the year is interest income on cash and cash equivalents. As at December 31, 2013, the Company was not subject to or exposed to any material interest rate risk. The loan payable bears simple interest at 9% per annum (See note 10 – Loans payable).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they fall due. The Company manages this risk through management of its capital structure. Based on management’s and the Board of Director’s review of ongoing operations, the Company may revise the timing of capital expenditures, issue equity and/or pursue other loan facilities.

The Company’s cash balance of $13,509,155 is sufficient to settle current financial liabilities of $13,457,938. The Company enters into contractual obligations in the normal course of business operations. Management believes the Company’s requirements for capital expenditures, working capital and ongoing commitments can be financed from existing cash, by acquiring new project loans or equity and any gold sales from the bulk sampling program.

d)	Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Statements of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

i.	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
ii.	Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
iii.	Level 3 – Input for assets and liabilities that are not based on observable market data.

As at December 31, 2013 and 2012, the Company had a derivative instrument classified as a liability in the consolidated statements of financial position of $8,763,304 and $0, respectively. The derivative falls within level 2 of the fair value hierarchy.

Financial instruments that are not measured at fair value on the balance sheet are represented by cash, receivables, reclamation bonds, accounts payable, due to related parties and loans payable. The fair value of these financial instruments approximates their carrying value due to their short term nature.

18.	Capital Risk Management

The Company includes equity, comprising of share capital, finance warrants, share-based payment reserve, accumulated other comprehensive income (loss) and deficit, in the definition of capital.

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management and consultants to sustain future development of the business.

27

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

The Company’s exploration and evaluation assets are in the exploration stage and as such the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds required.

Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable given the relative size of the Company. As at December 31, 2013, the Company was not subject to any external covenants. There were no changes in the Company’s approach to capital management during the year ended December 31, 2013.

19.	Contingencies

During the year ended December 31, 2012, two directors of the Company resigned and the controller/secretary of the US subsidiary was terminated for cause. Subsequent to the directors’ resignations, the Company determined that each individual breached certain duties and would be terminated for cause retroactive to June 27, 2012. Accordingly, certain termination benefits of US$903,000, which may have been payable under the employment contracts, have not been recorded in the accounts as at December 31, 2013.

One of the former directors filed claims against the Company for unpaid expense reimbursement and to reinstate his stock options. The former controller/secretary filed a claim against the Company for unpaid termination benefits. The Company is challenging these claims, and has asserted counterclaims against the former controller/secretary. The outcome of the claims cannot be determined at this time.

20.	Subsequent Events

i.

On December 4, 2013, the Company announced it entered into a Stock Purchase Agreement (“SPA”) with Newmont USA Limited (“Newmont”) to acquire all the issued and outstanding shares of Newmont Midas Holdings Limited (“Midas”), the principal asset of which is the Midas mine and ore milling facility. The SPA was completed on February 11, 2014. The consideration paid for the property consisted of i) US$83,000,000 in cash; and ii) 5,000,000 common share purchase warrants of the Company. The warrants are exercisable at a price of $2.15, for a period of 15 years following their issuance.

ii.

On January 9, 2014, the Company announced the closing of its private placement offering (the "Offering") of subscription receipts ("Subscription Receipts"). The Offering was upsized to gross proceeds of C$42,630,000 on the sale of 29,400,000 Subscription Receipts. Each Subscription Receipt issued pursuant to the Offering was sold at a price of $1.45 and were deemed converted upon satisfaction of the Escrow Release Conditions, without payment of any additional consideration, into one common share of the Company. As partial consideration to certain agents, the Company issued 1,176,000 common share purchase warrants, exercisable at $1.55 per share for 24 months following the issuance of the Subscription Receipts.

iii.

The Company finalized the terms of a $25,000,000 debt offering at a price of $975 per $1,000 principal amount. The Company issued 25,000 units (the “Units”); each Unit consisting of $1,000 principal amount of 11% senior first lien secured notes, due August 11, 2017. In addition, the Company issued 124 common share purchase warrants with each unit (the “Unit Warrants”). The Unit Warrants will be exercisable at a price of $1.95 and will expire three years following their issuance.

28

Klondex Mines Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in Canadian dollars)

iv.

The Company entered into a gold purchase agreement with Franco-Nevada Corporation. The terms included a US$35,000,000 financing package, consisting of a pre-paid gold purchase arrangement and a 2.5% NSR royalty on the Fire Creek and Midas properties (the "Gold Financing"). Pursuant to the terms, gold deliveries would be made at the end of each month with the first delivery date on June 30, 2014. Gold deliveries would cease when the delivery of 38,250 ounces is completed on December 31, 2018.

The 2.5% NSR royalty will commence in 2019, after the above pre-paid schedule is complete. The obligations under the Gold Financing and the previously announced senior secured notes (the "Notes") will be secured against the assets of the Company and the obligations under the Gold Financing and the Notes will rank pari passu with the gold financing.

v.	The Company repaid the $7,000,000 Senior Unsecured Loan including all outstanding interest on February 11, 2014.

29